WESCAST HONOURED BY GENERAL MOTORS
AS A 2004 SUPPLIER OF THE YEAR

Brantford, Ontario, April 25, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) was named as a General Motors Supplier of the Year for its overall business performance in providing GM with world-class parts and service. The award was given during ceremonies Saturday, April 23, at the General Motors Vehicle Engineering Center in Warren, Michigan.

“Our Supplier of the Year winners are the Best of the Best and Wescast is part of this elite group based on their outstanding performance in 2004,” said Bo Andersson, vice president, GM Global Purchasing and Supply Chain. “Its balanced focus on performance and behaviour support GM’s priorities, and make it a role model for suppliers worldwide.”

“We are honoured to be recognized by General Motors as a 2004 Supplier of the Year,” said Ed Frackowiak, Wescast Chairman and CEO. “World-class quality, technology and service are prerequisites for our customers. Winning this award enhances our relationship with the world’s largest auto maker and validates our commitment to a global powertrain strategy.”

The GM Supplier of the Year award began as a global program in 1992. Winners are selected by a global team of executives from purchasing, engineering, manufacturing and logistics who base their decisions on supplier performance in quality, service, technology and price. This year, General Motors honoured 78 suppliers for their excellence throughout 2004.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000